Mail Stop 3561
								September 9, 2005

Marvin G. Kiser, Sr.
Vice President of Finance
McRae Industries, Inc.
400 North Main Street
Mount Gilead, North Carolina 27306

Re:	McRae Industries, Inc.
	Amendment No. 2 to Schedule 13E-3
	Filed August 18, 2005
	File No. 5-34909
      Amendment No. 2 to Preliminary Proxy Statement on Schedule
14A
      Filed August 18, 2005
	File No. 1-8578

Dear Mr. Kiser:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

Summary Term Sheet, page 1
Treatment of Shares Held in "Street Name"
1. We refer you to prior comment 6. It is unclear why you are disclosing that "[n]either brokers and other nominees nor beneficial owners are record holders." Similarly, it is unclear how this statement explains why beneficial holders who hold less than 200 shares of a particular class of common stock in street name will not have their shares cashed out in the transaction. Please explain this statement or revise your disclosure. Also, your disclosure should be revised to explain what, if any, actions security holders may take to be certain of the manner in which their shares will be treated.
To
the extent that they may purchase additional shares, dispose of shares or change their ownership structure to be certain that they remain a security holder or are cashed out, please disclose. Finally, on pages 7 and 13 you state that beneficial holders who hold less than 200 shares will not be cashed out in the transaction. Please tell us how you can be certain of this fact.

Recommendation of the Special Committee, page 19
2. We note your response to prior comment 10 on page 22. However, your disclosure appears to be circular and it remains unclear how each of the substantive factors outlined on page 20 and 21 supports the fairness determination with respect to those unaffiliated security holders who will continue to be security holders of the company. Revise your disclosure to clarify how each of the factors cited support the special committee`s fairness determination with respect to unaffiliated security holders who will remain security holders after the transaction.
3. We note the revised disclosure in response to comment 11. Please further revise the discussion to provide additional detail, quantifying the discussion where possible.

Opinion of the Financial Advisor, page 23
4. We refer you to prior comment 12 and your disclosure on page 25 in response to this comment. Please expand your disclosure to further explain why Oxford believed that, among all such methodologies typically used by expert financial advisors, these valuation methodologies were the most appropriate for determining the value of
McRae in this particular transaction.
5. We refer you to prior comment 13. In this regard, we note that Oxford chose the companies in the comparable company analysis because they were footwear companies that compete in McRae`s industry.
Did
Oxford consider any other factors, such as the size of the companies that were used in this analysis? If not, please expand the discussion to explain the basis of Oxford`s belief that these other footwear manufacturers were comparable. Similarly, revise to also clarify whether the only criteria that Oxford considered in the comparable transactional analysis was the fact that the other companies also conducted reverse stock splits for the purpose of going private. Did Oxford consider the size of the comparable going private transactions? If not, explain why Oxford believes that the selected transactions are comparable.

6. In view of the fact that the proposed cash out price of Class A and B are not within the range of implied valuation premiums derived in the comparable transactions analysis, expand your disclosure to clarify how this analysis supports Oxford`s fairness opinion. In this regard, further explain why Oxford believes that the highest price paid for the common stock over the 12-month period prior to announcement of the transaction was a better indicator of fairness than the closing price on the day prior to the announcement of the transaction.
* * * * *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, we continue to remind you to provide, in writing, a statement from the company and all filing persons acknowledging that:

* the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, David Mittelman, Legal Branch Chief, at (202) 551-3214 or me at
(202) 551-3720 with any questions.




      Sincerely,



	Abby Adams
      Special Counsel
Office of Mergers and Acquisitions



cc:	Mark R. Busch, Esq.
	Via Fax (704) 353-3140
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Marvin G. Kiser, Sr.
McRae Industries, Inc.
September 9, 2005
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